

June 18, 2013

Via E-mail
Simon Crowe
Chief Financial Officer
GasLog Ltd.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

> **Re:** **GasLog Ltd.**
> **Registration Statement on Form F-3**
> **Filed May 24, 2013**
> **File No. 333-188817**

Dear Mr. Crowe:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that our outstanding comments issued on June 14, 2013 regarding your Annual Report on Form 20-F for the fiscal year ended December 31, 2012 need to be resolved prior to requesting acceleration.

2. It appears you intend to rely on Rule 430B(b)(2) of Regulation C to omit from the registration statement certain information regarding the selling shareholders. Please confirm that you satisfy the conditions in Rule 430B(b)(2)(i)-(ii). Additionally, please identify in the Selling Shareholders section the initial offering transaction(s) in which the securities were sold.

Registration Statement Cover Page

Calculation of Registration Fee Table

3. We note your statement in footnote (1) to the registration fee table that "[s]eparate consideration may or may not be received for shares that are issuable on exercise, conversion or exchange of other securities or that are issued in units." Please confirm that, to the extent additional consideration is received, the total amount of consideration will be included in the aggregate offering price of all securities sold.

Exhibit 5.1

4. It is not appropriate for counsel to assume that the Resolutions and Constitutional Documents remain in full force and effect and have not been rescinded or amended. Please have counsel revise the assumptions in subsections (d) and (f) on page 2 of the opinion accordingly.

5. Please have counsel opine that the Common Shares to be sold by the selling shareholders "are validly issued, fully paid and non-assessable."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        William P. Rogers, Jr.,
        Cravath, Swaine & Moore LLP